Exhibit 12.1

Strategic Hotels & Resorts, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(numbers in thousands, except ratio amounts)

	Historical Fiscal Year Ended
	2014	2013	2012	2011	2010
Income (loss) from continuing operations before income taxes, noncontrolling interests and earnings (losses) from equity investees	$177,635	$1,482	$(48,188)	$(91,253)	$(276,907)
Add (deduct):
Combined fixed charges	89,594	90,087	80,455	91,459	112,045
Amortization of capitalized interest	996	1,236	1,360	1,438	1,547
Distribution from equity investees	2,250	24,555	9,111	1,080	1,444
Capitalized interest	(861)	(1,021)	(1,534)	(1,083)	(658)

Adjusted earnings (losses)	$269,614	$116,339	$41,204	$1,641	$(162,529)

Fixed charges:
Interest expense	77,126	79,024	71,496	82,726	87,421
Capitalized interest	861	1,021	1,534	1,083	658
Estimated interest component of rental expense	5,288	4,790	3,432	3,929	15,396
Amortization of deferred financing costs and debt discount	6,319	5,252	3,993	3,721	8,570
Total fixed charges	$89,594	$90,087	$80,455	$91,459	$112,045

Plus preferred dividends	$13,851	$24,166	$24,166	$29,206	$30,886

Combined fixed charges and preferred dividends	$103,445	$114,253	$104,621	$120,665	$142,931

Deficiency of earnings to fixed charges	$—	$—	$(39,251)	$(89,818)	$(274,574)

Deficiency of earnings to combined fixed charges and preferred dividends	$—	$—	$(63,417)	$(119,024)	$(305,460)

Ratio of earnings to fixed charges	3.01	1.29	—	—	—

Ratio of earnings to combined fixed charges and preferred dividends	2.61	1.02	—	—	—